Oscar Gruss & Son Incorporated

(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition

As of December 31, 2024

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Oscar Gruss & Son Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oscar Gruss & Son Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oscar Gruss & Son Inc.'s management. Our responsibility is to express an opinion on Oscar Gruss & Son Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oscar Gruss & Son Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Oscar Gruss & Son Inc.'s auditor since 2023.

Adeptus Partners, LLC

Ocean, NJ

March 28, 2025

Oscar Gruss & Son Incorporated
(A Wholly Owned Subsidiary of Makor Partners Limited)

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	6,566,696
Restricted cash		317,325
Due from clearing broker, including clearing deposit of $2,064,004		2,742,941
Commission receivable from other broker-dealers and customers, net of an allowance for credit losses of $145,000		2,404,891
Property and equipment, net		82,178
Right of use asset		1,564,381
Due from affiliates		2,952,531
Deferred tax assets		855,667
Other assets		832,874
Total assets	$	18,319,484

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued compensation payable	$	6,841,812
Accounts payable and accrued expenses		1,355,239
Due to affiliates		327,333
Lease liabilities		1,691,311
Taxes Payable		849,846
Subordinated borrowings		3,000,000
Total liabilities		14,065,541
Stockholder's Equity:		
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares at stated value		433,931
Additional paid in capital		1,574,980
Retained earnings		2,245,032
Total stockholder's equity		4,253,943
Total liabilities and stockholder's equity	$	18,319,484

See Accompanying Notes to Financial Statement.

Note 1. Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing Broker-Dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing Broker-Dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through independent Broker-Dealers. The Company pays the Broker-Dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing brokers. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities Broker-Dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customers' prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income, foreign exchange currency, and interest rate swaps. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and

Note 1. Operations and Principal Business Activity (continued)

3

preserves all related books and records as are customarily kept by a clearing broker-dealer.

Branch Offices: The Company currently has three branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing Broker-Dealer for transactions and customers located primarily in Israel. The Company had a branch office in Dallas, Texas. This branch was closed during 2024.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company primarily maintains cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Company has had cash in financial institutions in excess of federally insured limits. At December 31, 2024 the Company had $6,634,021 in excess of federally insured limits.

The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: The Company complies with ASC 606, "Revenue from Contracts with Customers" which provides guidance on the recognition of revenue from customers.

Note 2.   Summary of Significant Accounting Policies (continued)

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions